UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-8246

A.   Full title of the plan and the address of the plan, if different from that of the issuer named
below:

Southwestern Energy Company 401(k) Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:

SOUTHWESTERN ENERGY COMPANY
2350 N. Sam Houston Parkway E.
Suite 300
Houston, Texas 77032

SOUTHWESTERN ENERGY COMPANY
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2001 AND 2000
TOGETHER WITH REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS

SOUTHWESTERN ENERGY COMPANY
401(k) SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2001 AND 2000

<u>FINANCIAL STATEMENTS</u>

<u>SCHEDULE SUPPORTING FINANCIAL STATEMENTS</u>

Report of Independent Public Accountants

To the Retirement Committee of
  Southwestern Energy Company:

We have audited the accompanying statements of net assets available for plan benefits of the Southwestern Energy Company 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tulsa, Oklahoma
 May 3, 2002

SOUTHWESTERN ENERGY COMPANY
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at quoted market value (Notes 1, 4 and 6):		
Mutual funds	$ 9,103,120	$ 10,614,180
Common collective trusts	7,878,263	7,057,979
Common stock	611,540	697,907
Participant loans	441,163	440,428
	18,034,086	18,810,494
Other assets:		
Contributions receivable	105,653	102,193
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 18,139,739	$ 18,912,687

The accompanying notes are an integral part of these statements.

SOUTHWESTERN ENERGY COMPANY
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN
NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year	$ 18,912,687
CHANGES DURING THE YEAR (Note 1):	
Contributions-	
Employee	1,808,073
Employer	655,221
Interest and dividend income	460,376
Net depreciation in fair value of investments	(1,707,437)
Withdrawals by participants	(1,985,312)
Other	(3,869)
Net change during the year	(772,948)
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	$ 18,139,739

The accompanying notes are an integral part of this statement.

SOUTHWESTERN ENERGY COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. <u>DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES:</u>

<u>Scope of the Plan</u>

The Southwestern Energy Company 401(k) Savings Plan (the Plan) is a defined contribution plan that covers all employees of Southwestern Energy Company (the Company) and its subsidiaries except for:

    (a) Employees who have not yet completed thirty (30) days of service.

    (b) Employees who are under the age of twenty-one (21).

    (c) Seasonal employees who have one thousand (1,000) or less hours of service for the applicable computation period.

Participation by eligible employees in the Plan is voluntary.

<u>Administration</u>

The trust under the Plan is operated under a trust agreement with Scudder Trust Company.

<u>Plan Assets</u>

Mutual funds, common collective trusts, and common stock are valued at year-end market prices. Interest earned and dividends declared but not yet received are accrued and included in earnings of the Plan for the respective periods.

<u>Plan Expenses</u>

Expenses incurred in connection with the Plan are paid by the Company. During 2001, the Company paid $3,869 in expenses on behalf of the Plan. Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as part of the purchase cost or a reduction of sales proceeds.

<u>Contributions and Funding Policy</u>

Participants may contribute from 1% to 16% of their compensation in Salary Reduction Contributions, as defined. The Company matches 50% up to 6% of the employee's compensation. All contributions to the Plan are invested under the direction of the participant in nine separate funds.

<u>Vesting</u>

Contributions made by participants are fully vested. Participants vest in the Company's contributions to the Plan as set forth in the following schedule:

Years of Vesting Service	Percent Vested
1	0%
2	50%
3	100%

<u>Forfeitures</u>

Forfeited nonvested amounts will be applied to restore matching contributions of any Plan participants because of a valid repayment. Remaining forfeitures will be used to reduce Plan expenses. Any forfeiture amounts that remain following payment of Plan expenses will be used to reduce employer matching contributions. At December 31, 2001, there was $66 in forfeitures available to be used for the purposes stated above.

<u>Participants' Accounts</u>

Each participant's account is credited with the participant's contribution and an allocation of:

    (a) The Company's contribution.
    (b) The Plan's investment earnings.

The allocation of the Plan's investment earnings is performed at the end of each calendar quarter.

The Plan permits current participants to apply for and receive loans, which represent borrowings from a participant's account. The maximum amount of any loan available under the Plan is limited to the lesser of $50,000 or 50% of a participant's vested account balance.

Although withdrawals from active participants' accounts are restricted by the Plan, various options are available to participants, which are based on the type of contributions made, age of the participant and other factors.

On termination of service due to death or disability, a participant or a participant's estate may receive the full value of his or her account in a lump-sum. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Participants may change their contribution percentages, investment elections, transfer balances between funds, and apply for distributions 24-hours a day either through telephone access on the Pilot System or internet access on the Scudder InterActive Account.

<u>Basis of Accounting</u>

The Plan's financial statements are presented on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

2. TERMINATION OF THE PLAN:

The Plan gives the Company the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become 100% vested in the contributions made by the Company.

3. TAX STATUS:

The Internal Revenue Service issued a determination letter dated November 7, 1994, stating that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code. On January 1, 1999, the Plan adopted the Scudder Non-Standardized Plan Document, which received a favorable Internal Revenue Service determination letter on May 9, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4. INVESTMENTS:

The following investments represent 5% or more of the net assets available for benefits at December 31:

	Market Value at December 31,	
	2001	2000
Scudder Trust Company Collective Investment Trust Stable Value Fund	$ 4,360,529	$ 3,441,662
Scudder Trust Company Growth and Income Fund	4,253,013	5,323,676
Scudder Trust Company Collective Investment Trust Stock Index Fund	3,517,734	3,616,317
Pimco Total Return - Administrative Fund	1,671,192	-
Scudder Trust Company Pathway Series Moderate Fund	1,404,380	1,780,476
PBHG Mid Cap Value Fund	1,109,598	-
INVESCO Funds Group, Inc. Selected Income Fund	-	1,551,501
Baron Asset Fund	-	1,146,322

5. BENEFITS PAYABLE:

Amounts allocated for benefits requested by participants before year end but not paid until after year end were $248,800 and $66,837 at December 31, 2001 and 2000, respectively.

6. NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS:

Net depreciation by investment type for the year ended December 31, 2001 was as follows:

Mutual funds	$ (1,243,368)
Common collective trusts	(460,578)
Common stock	(3,491)
	$ (1,707,437)

7. <u>SALE OF SUBSIDIARY ASSETS:</u>

On May 31, 2000, the Missouri assets of one of the Company's subsidiaries were sold to another company. As a result, 87 employees and their related Plan accounts were transferred to a defined contribution plan of the acquiring company in June 2001.

SOUTHWESTERN ENERGY COMPANY
401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES - FORM 5500, SCHEDULE H, ITEM 4I
EIN 71-0205415
DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Scudder Trust Company Collective Investment Trust*	Stable Value Fund	$ 4,360,529
Scudder Trust Company*	Growth and Income Fund	4,253,013
Scudder Trust Company Collective Investment Trust*	Stock Index Fund	3,517,734
Pimco Total Return	Administrative Fund	1,671,192
Scudder Trust Company*	Pathway Series - Moderate Fund	1,404,380
PBHG	Mid Cap Value Fund	1,109,598
Southwestern Energy Company*	43,316.10 Common Shares	450,487
Scudder Trust Company*	International Fund	414,064
Scudder Trust Company*	21st Century Growth Fund	250,873
Entergy Corporation	4,117.95 Common Shares	161,053
Various plan participants*	Participant loans with interest rates from 5.75% to 10.5% and various maturities	441,163
		$ 18,034,086

* Parties-in-interest

EXHIBIT NUMBER	EXHIBIT	SEQUENTIALLY NUMBERED PAGE
23	Consent of Independent Public Accountants	10
99	Letter to commission Pursuant to Temporary Note 3T	11

EXHIBIT 23.1

Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation of our report dated May 3, 2002, included in this Form 11-K, into the Company's previously filed Registration Statements on Form S-8 (File Nos. 333-03787, 333-03789, 333-64961, 333-96161, 333-42494 and 333-69720).

/s/   AUTHUR ANDERSEN LLP

Arthur Andersen LLP

Tulsa, Oklahoma
   June 3,2002

Exhibit 99.1

SOUTHWESTERN ENERGY COMPANY

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032

LETTER TO COMMISSION PURSUANT TO TEMPORARY NOTE 3T
June 4, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Southwestern Energy Company 401(k) Savings Plan (the "Plan") has obtained a letter of representation from Arthur Andersen LLP stating that the December 31, 2001 audit of the Plan was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen LLP personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen LLP is not relevant to this audit.

Very truly yours,

Southwestern Energy Company 401(k) Savings Plan

Greg D. Kerley
Executive Vice President
and Chief Financial Officer,
Southwestern Energy Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY
401(k) SAVINGS PLAN

Date: June 04, 2002   By: /s/ GREG D. KERLEY

Greg D. Kerley
Executive Vice President
and Chief Financial Officer,
Southwestern Energy Company